

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

      Re: Capital Trust Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 14, 2012
             Form 10-Q for Fiscal Quarter Ended September 30, 2012
             Filed November 14, 2012
             File No. 001-14788

Dear Mr. Jervis:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Daniel L. Gordon

             Daniel L. Gordon
             Branch Chief